Exhibit 99.3

机密Confidential

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

Business Agreement

November 6, 2024

This Business Agreement (as may be amended from time to time in accordance with the terms of this Agreement, this “Agreement”) is entered into by and between Cango Inc., an exempted limited liability company incorporated under the laws of Cayman Islands (“Cango”), and Northstar Management (HK) Limited, a limited liability company incorporated under the laws of Hong Kong (“NT”).

Reference is hereby made to (i) the Framework Agreement for Service and Procurement signed by Bitmain Technologies Georgia Limited and Bitmain Development Limited (together, “Bitmain”) and Cango on the date of this Agreement (“Cash Sale and Purchase Agreement”), and (ii) the on-rack sales and purchase agreement signed by Cango and specific sellers on the date of this Agreement (“Equity Sale and Purchase Agreement”). According to the Cash Sale and Purchase Agreement, Bitmain will sell mining machine assets with a total computing power of approximately 32 Exahashes to Cango (“Cash Asset Package”). According to the Equity Sale and Purchase Agreement, the sellers described in the agreement collectively will sell mining machine assets with a total computing power of approximately 18 Exahashes to Cango (“Equity Asset Package”).

1.	Disposal of Cash Asset Package

1.1.	Within [Redacted] Business Days (as defined in the Equity Sale and Purchase Agreement) after the occurrence of any Triggering Event (as defined below), Cango has the right to send an irrevocable written notice (“Asset Disposal Notice”) to NT, requiring NT to initiate asset disposal for the Cash Asset Package.

1.2.	NT has the right (and shall use reasonable best efforts) to find a buyer for the Cash Asset Package on behalf of Cango within [Redacted] days after receiving the Asset Disposal Notice (“Disposal Period”) and dispose of the Cash Asset Package or any assets contained therein in a manner that complies with applicable laws and regulations according to terms and conditions that it deems appropriate. Cango undertakes to provide reasonable cooperation for NT’s disposal of the Cash Asset Package, including but not limited to reasonably cooperating with due diligence and on-site inspections by potential buyers, and signing documents related to asset transfer (but if the rights and obligations of the delivering party and the receiving party stipulated in such documents are materially different from the terms and conditions contained in the Cash Sale and Purchase Agreement, it shall be reasonably satisfactory to Cango), as well as reasonably cooperating with the closing.

1.3.	During the Disposal Period, all proceeds obtained from disposal of the Cash Asset Package (“Disposal Proceeds”) shall be directly paid by the buyer to the account designated in writing by Cango.

1.4.	On the date of expiration of the Disposal Period, if the cumulative Disposal Proceeds received by Cango are lower than the total value calculated based on the actual total computing power of the Cash Asset Package at the time of closing under the Cash Sale and Purchase Agreement at a price of (i) US$[Redacted] per T (as defined in the Equity Sale and Purchase Agreement) computing power in respect of the Triggering Event described in Article 2.1, or (ii) US$[Redacted] per T computing power in respect of the Triggering Event described in Article 2.2, then NT shall pay the shortfall (“Deficiency”) to the account designated in writing by Cango. When Cango has received the Deficiency in full, Cango shall deliver the remaining undisposed assets in the Cash Asset Package to NT or a third party designated by NT free of charge in the same manner as described in Article 4 of Exhibit A of the Cash Sale and Purchase Agreement, as if Cango is the delivering party and NT is the receiving party under this same provision.

1.5.	For the avoidance of doubt, once Cango sends an Asset Disposal Notice to NT, except as otherwise stipulated in the asset transfer document signed with the buyer of the Cash Asset Package, any proceeds (including any bitcoins) generated by the Cash Asset Package from the date of closing under the Cash Sale and Purchase Agreement (i.e. the actual computing power transfer) shall belong to NT and shall be paid by Cango to the account designated in writing by NT after Cango has received the Disposal Proceeds and Deficiency (if any) in full on the date of expiration of the Disposal Period. During this period, the electricity expenses related thereto shall be borne by NT.

1.6.	Any expenses related to the disposal of the aforementioned Cash Asset Package (including but not limited to any taxes, unloading, transportation or similar logistics costs, transaction fees or expenses) shall be borne by NT and Cango at [Redacted].

2.	For the purposes of this Agreement, a “Triggering Event” refers to any one of the following:

2.1.	(i) The closing of the Cash Asset Package under the Cash Sale and Purchase Agreement has occurred, and (ii) the closing of the Equity Asset Package under the Equity Sale and Purchase Agreement cannot occur solely due to the closing condition stated in Article 5.1(d) of the Equity Sale and Purchase Agreement not being satisfied and the Equity Sale and Purchase Agreement is therefore terminated; or

2.2.	(i) The closing of the Cash Asset Package under the Cash Sale and Purchase Agreement has occurred, and (ii) the closing of the Equity Asset Package under the Equity Sale and Purchase Agreement cannot occur solely due to the closing condition stated in Article 5.2(a) of the Equity Sale and Purchase Agreement not being satisfied and the Equity Sale and Purchase Agreement is therefore terminated.

3.	Maintenance of Cash Asset Package

3.1.	Within [Redacted] days from the closing date of the Cash Asset Package under the Cash Sale and Purchase Agreement (“Warranty Period”), if for reasons other than Force Majeure Events (as defined in the Equity Sale and Purchase Agreement), the overall effective computing power of the Cash Asset Package is lower than [Redacted] Exahashes (“Insufficient Computing Power Event”), then Cango shall first contact Bitmain and cooperate with Bitmain within one month thereafter (“BM Resolution Period”) to resolve the Insufficient Computing Power Event. During this process, NT shall cooperate with communication between Cango and Bitmain.

3.2.	If Cango and Bitmain fail to resolve the Insufficient Computing Power Event within the BM Resolution Period, Cango shall have the right to send a written notice (“Maintenance Notice”) to NT, requesting NT to cooperate in resolving the Insufficient Computing Power Event. After receiving the Maintenance Notice, NT shall make reasonable efforts to resolve the Insufficient Computing Power Event within one month, and Cango shall provide reasonable cooperation as NT may require from time to time.

3.3.	If during the Warranty Period, for reasons other than Force Majeure Events (as defined in the Equity Sale and Purchase Agreement), the average value of the overall effective computing power of the Cash Asset Package is lower than [Redacted] Exahashes for consecutive [Redacted] days, then NT shall pay a deposit to the account designated in writing by Cango. The amount of such deposit shall be the product of (i) the total computing power (calculated in T) of the relevant machines (“Problematic Machines”) in the Cash Asset Package that cause the Insufficient Computing Power Event and (ii) US$[Redacted] per T of computing power (“Deposit”).

3.4.	Subject to the provisions of Article 3.5, any income (including any Bitcoin) generated by the Problematic Machines from the date when NT pays the Deposit to Cango shall belong to NT. During this period, any electricity expenses related to the operation of the Problematic Machines shall be borne by NT, and Cango shall provide reasonable cooperation to NT for the aforesaid arrangements.

3.5.	On the date when the Insufficient Computing Power Event is resolved, Cango shall refund the full amount of the Deposit to the account designated in writing by NT. From the date when Cango refunds the full amount of the Deposit to the account designated in writing by NT, any income (including any Bitcoin) generated by the Problematic Machines shall belong to Cango, and any electricity expenses related to the operation of the Problematic Machines shall be borne by Cango.

3.6.	Any costs and expenses incurred by NT in resolving the Insufficient Computing Power Event in accordance with this Agreement shall be borne by NT and Cango at [Redacted].

4.	Representations and Warranties. As of the date hereof, Cango and NT each make the following representations and warranties to the other party:

4.1.	It is legally incorporated or organized, validly existing and in good standing (or has an equivalent status) in accordance with the laws of its place of incorporation or organization. It has full rights and authority over the assets it owns and to conduct its business.

4.2.	Its obligations under this Agreement are legal, effective, binding and enforceable.

4.3.	It has the right to sign, perform and deliver this Agreement and the transactions contemplated hereby, and has taken all necessary actions to obtain all authorizations to sign, perform and deliver this Agreement and the transactions contemplated hereby.

4.4.	The conclusion and performance of this Agreement and the transactions contemplated hereby do not and will not conflict with any applicable laws, its constitutional documents or any agreements or instruments binding on it or any of its assets.

4.5.	All authorizations required or desirable to enable it to legally sign this Agreement and exercise its rights and perform its obligations under this Agreement, to ensure that these obligations are legal, effective, binding and enforceable, and for this Agreement to be admissible as evidence in the jurisdiction of its incorporation have been obtained or come into effect and are fully effective.

5.	Miscellaneous.

5.1.	This Agreement shall come into effect as of today and shall remain in force unless terminated with the written consent of Cango and NT.

5.2.	This Agreement shall be entirely governed by and construed in accordance with the laws of Hong Kong without regard to its principles of conflict of laws. All disputes arising under this Agreement shall be submitted to arbitration in Hong Kong in accordance with the Arbitration Rules of the Hong Kong International Arbitration Centre (“HKIAC Rules”) , which shall take effect when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are hereby deemed to be incorporated into this clause by reference. The arbitral tribunal shall consist of three (3) arbitrators. The claimant and the respondent shall each nominate one (1) arbitrator, and the third arbitrator shall be nominated by the arbitrators nominated by the parties and act as the presiding arbitrator. The arbitration shall be conducted in English. Each party irrevocably and unconditionally agrees that such arbitration shall be the sole and exclusive method for resolving disputes arising from or in any way related to this Agreement, including any issues regarding the existence, validity or termination of this Agreement. Any request by a party to a court of competent jurisdiction for necessary interim measures to protect its rights, including pre-arbitration seizure or injunction, shall not be deemed incompatible with or a waiver of this arbitration agreement.

5.3.	If at any time after the date of this Agreement, further actions are necessary or appropriate to achieve the purposes of this Agreement or complete the transactions contemplated hereby, then each party to this Agreement shall cause its respective affiliates to take all actions, sign and deliver all documents or instruments, and submit all applications when such actions, documents or instruments or applications are necessary or appropriate for the implementation of this Agreement and the completion of the transactions contemplated hereby. Without limiting the preceding sentence, each party to this Agreement shall cause its respective affiliates to cooperate in good faith to facilitate the completion of the transactions contemplated hereby (including providing any information and materials that any other party may reasonably require for the completion of such transactions, provided that it does not violate the legal, regulatory and contractual obligations of that party).

6.	Supplementary provisions. Regarding the payment obligation of a party under this Agreement, such party may designate a third party to perform such payment obligation on its behalf. However, unless the third party actually and fully performs such payment obligation on its behalf, such party’s aforementioned payment obligation shall not be waived. The provisions of Article 10 (Confidentiality and Communications), Article 12 (Notices), Article 16 (Entire Agreement and Amendment), Article 17 (Assignment), Article 18 (Severability), Article 21 (Waiver), and Article 22 (Counterparts and Electronic Signatures) of the Equity Sale and Purchase Agreement are incorporated into this Agreement by reference.

[Signature Pages Follow]

In witness whereof, the parties have duly executed this Agreement as of the date first written above.

Cango inc.

/s/ Jiayuan Lin
Name Jiayuan Lin
Title

[Signature Page to Business Agreement]

In witness whereof, the parties have duly executed this Agreement as of the date first written above.

NORTHSTAR MANAGEMENT (HK) LIMITED

/s/ [Redacted]
Name [Redacted]
Title

[Signature Page to Business Agreement]